## Revenues by Offering

(in US $ million)

| | Quarter ended | | | Year Ended |
|---|---|---|---|---|
| | Jun 30, 2018 | Mar 31, 2018 | Jun 30, 2017 | Mar 31, 2018 |
| Digital[1] | 803 | 753 | 633 | 2,791 |
| Core[2] | 2,028 | 2,052 | 2,018 | 8,148 |
| **Total** | **2,831** | **2,805** | **2,651** | **10,939** |

(in %)

| | Quarter ended | | | Year Ended |
|---|---|---|---|---|
| | Jun 30, 2018 | Mar 31, 2018 | Jun 30, 2017 | Mar 31, 2018 |
| **Services** | **95.2** | **95.1** | **94.6** | **94.8** |
| *Digital* | 26.7 | 25.3 | 22.4 | 23.9 |
| *Core* | 68.5 | 69.8 | 72.2 | 70.9 |
| **Products and Platforms** | **4.8** | **4.9** | **5.4** | **5.2** |
| *Digital* | 1.7 | 1.5 | 1.5 | 1.6 |
| *Core* | 3.1 | 3.4 | 3.9 | 3.6 |
| **Total** | **100.0** | **100.0** | **100.0** | **100.0** |
| *Digital* | 28.4 | 26.8 | 23.9 | 25.5 |
| *Core* | 71.6 | 73.2 | 76.1 | 74.5 |

*[1] Digital Services comprise of service and solution offerings of the company that enable our clients to transform their businesses. These include offerings that enhance customer experience, leverage AI-based analytics and big data, engineer digital products and IoT, modernize legacy technology systems, migrate to cloud applications and implement advanced cyber security systems.*

*[2] Core Services comprise traditional offerings of the company that have scaled and industrialized over a number of years. These primarily include application management services, proprietary application development services, independent validation solutions, product engineering and management, infrastructure management services, traditional enterprise application implementation, support and integration services.*

# Revenues by Business Segment

(in %)

| | Quarter ended | | | Year Ended |
|---|---|---|---|---|
| | Jun 30, 2018 | Mar 31, 2018 | Jun 30, 2017 | Mar 31, 2018 |
| Financial services[1] | 31.8 | 32.6 | 33.0 | 32.8 |
| Retail[2] | 16.6 | 15.9 | 16.2 | 16.1 |
| Communication[3] | 12.7 | 12.9 | 12.6 | 12.6 |
| Energy, Utilities, Resources & Services | 12.4 | 12.0 | 11.3 | 11.8 |
| Manufacturing | 9.6 | 9.6 | 9.3 | 9.5 |
| Hi Tech | 7.4 | 7.4 | 7.3 | 7.3 |
| Life Sciences[4] | 6.6 | 6.7 | 6.6 | 6.6 |
| Others[5] | 2.9 | 2.9 | 3.7 | 3.3 |
| **Total** | **100.0** | **100.0** | **100.0** | **100.0** |

*During the quarter, the company has started reporting revenues from Business Segments compared to revenues from Client Industry that was being reported earlier*

*(1) Financial services include enterprises in Financial Services and Insurance*

*(2) Retail include enterprises in Retail, Consumer Packaged Goods and Logistics*

*(3) Communication include enterprises in Communication, Telecom OEM and Media*

*(4) Life Sciences include enterprises in Life Sciences and Health care*

*(5) Others include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in public services*

# Revenues by Client Geography

(in %)

| | Quarter ended | | | Year Ended |
|---|---|---|---|---|
| | Jun 30, 2018 | Mar 31, 2018 | Jun 30, 2017 | Mar 31, 2018 |
| North America | 60.0 | 59.4 | 61.1 | 60.4 |
| Europe | 24.3 | 24.8 | 22.4 | 23.7 |
| India | 2.6 | 2.8 | 3.6 | 3.2 |
| Rest of the world | 13.1 | 13.0 | 12.9 | 12.7 |
| **Total** | **100.0** | **100.0** | **100.0** | **100.0** |

# Revenues by Contract Type *

(in %)

| | Quarter ended | | | Year Ended |
|---|---|---|---|---|
| | Jun 30, 2018 | Mar 31, 2018 | Jun 30, 2017 | Mar 31, 2018 |
| Fixed Price | 51.8 | 52.1 | 50.7 | 51.8 |
| Time & Materials | 48.2 | 47.9 | 49.3 | 48.2 |
| **Total** | **100.0** | **100.0** | **100.0** | **100.0** |

* *Including products*

# Client Data

(in %)

| | Quarter ended | | | Year Ended |
|---|---|---|---|---|
| | Jun 30, 2018 | Mar 31, 2018 | Jun 30, 2017 | Mar 31, 2018 |
| Number of Clients | | | | |
| Active | 1,214 | 1,204 | 1,164 | 1,204 |
| Added during the period (gross) | 70 | 73 | 59 | 283 |
| Number of million dollar clients* | | | | |
| 1 Million dollar + | 627 | 634 | 606 | 634 |
| 10 Million dollar + | 200 | 198 | 190 | 198 |
| 50 Million dollar + | 56 | 57 | 56 | 57 |
| 100 Million dollar + | 24 | 20 | 18 | 20 |
| Client contribution to revenues | | | | |
| Top client | 3.7% | 3.6% | 3.3% | 3.4% |
| Top 10 clients | 19.2% | 19.2% | 20.0% | 19.3% |
| Top 25 clients | 34.9% | 35.4% | 36.0% | 35.3% |
| Repeat business | 99.5% | 97.6% | 99.4% | 98.5% |
| Days Sales Outstanding | 66 | 67 | 68 | 67 |

**LTM (Last twelve months) Revenues*

## Effort and Utilization - Consolidated IT Services

(in %)

| | Quarter ended | | | Year Ended |
|---|---|---|---|---|
| | Jun 30, 2018 | Mar 31, 2018 | Jun 30, 2017 | Mar 31, 2018 |
| **Effort** | | | | |
| Onsite | 28.6 | 28.7 | 30.1 | 29.3 |
| Offshore | 71.4 | 71.3 | 69.9 | 70.7 |
| **Utilization** | | | | |
| Including trainees | 81.5 | 80.8 | 80.2 | 81.2 |
| Excluding trainees | 85.7 | 84.7 | 84.0 | 84.6 |

## Revenue per Employee

(In US $ K)

| | Quarter ended | | | Year Ended |
|---|---|---|---|---|
| | Jun 30, 2018 | Mar 31, 2018 | Jun 30, 2017 | Mar 31, 2018 |
| Revenue per Employee - Consolidated | 54.9 | 54.6 | 51.9 | 54.6 |

## Employee Metrics

(Nos.)

| | Quarter ended | | | Year Ended |
|---|---|---|---|---|
| | Jun 30, 2018 | Mar 31, 2018 | Jun 30, 2017 | Mar 31, 2018 |
| Total employees | 2,09,905 | 2,04,107 | 1,98,553 | 2,04,107 |
| S/W professionals | 1,97,637 | 1,92,179 | 1,86,882 | 1,92,179 |
| Sales & Support | 12,268 | 11,928 | 11,671 | 11,928 |
| Gross addition | 17,709 | 12,329 | 8,645 | 44,110 |
| Attrition | 11,911 | 9,913 | 10,456 | 40,367 |
| Net addition | 5,798 | 2,416 | (1,811) | 3,743 |
| Attrition % (Annualized Standalone) | 20.6% | 16.6% | 16.9% | 16.4% |
| Attrition % (Annualized Consolidated) | 23.0% | 19.5% | 21.0% | 20.0% |

## Rupee Dollar Rate ( ₹ )

| | Quarter ended | | | Year Ended |
|---|---|---|---|---|
| | Jun 30, 2018 | Mar 31, 2018 | Jun 30, 2017 | Mar 31, 2018 |
| Period closing rate | 68.47 | 65.18 | 64.58 | 65.18 |
| Period average rate | 67.52 | 64.44 | 64.41 | 64.46 |

# Constant Currency Reporting

| Reported revenues | Q1 19 | Q4 18 | Q3 18 | Q2 18 | Q1 18 |
|---|---|---|---|---|---|
| Revenues ($ mn) | 2,831 | 2,805 | 2,755 | 2,728 | 2,651 |
| Sequential growth (%) | 0.9 | 1.8 | 1.0 | 2.9 | 3.2 |
| YoY growth (%) | 6.8 | 9.2 | 8.0 | 5.4 | 6.0 |

| Constant currency – Q o Q | Q1 19 | Q4 18 | Q3 18 | Q2 18 | Q1 18 |
|---|---|---|---|---|---|
| Revenues ($ mn) | 2,868 | 2,770 | 2,762 | 2,702 | 2,628 |
| Sequential growth (%) | 2.3 | 0.6 | 0.8 | 2.2 | 2.7 |

| Constant currency – Y o Y | Q1 19 | Q4 18 | Q3 18 | Q2 18 | Q1 18 |
|---|---|---|---|---|---|
| Revenues ($ mn) | 2,801 | 2,723 | 2,698 | 2,707 | 2,659 |
| YoY growth (%) | 6.0 | 6.4 | 5.8 | 4.6 | 6.3 |

# Notes:

Basis of computation

1. Foreign exchange rates are as per FEDAI.
2. Average rates for major global currencies:

| Average rate of USD | Q1 19 | FY 18 | Q4 18 | Q3 18 | Q2 18 | Q1 18 |
|---|---|---|---|---|---|---|
| AUD | 0.75 | 0.78 | 0.79 | 0.77 | 0.79 | 0.75 |
| EUR | 1.19 | 1.18 | 1.23 | 1.18 | 1.18 | 1.11 |
| GBP | 1.35 | 1.33 | 1.41 | 1.33 | 1.32 | 1.28 |

3. Proportion of revenues from major global currencies:

| Revenue by currency (%) | Q1 19 | FY 18 | Q4 18 | Q3 18 | Q2 18 | Q1 18 |
|---|---|---|---|---|---|---|
| AUD | 8.3 | 7.8 | 8.1 | 7.3 | 7.9 | 7.8 |
| EUR | 12.3 | 11.3 | 12.4 | 11.7 | 10.8 | 10.1 |
| GBP | 4.9 | 5.3 | 5.2 | 5.4 | 5.3 | 5.4 |

# Revenue Growth- QoQ

(In %)

| Geographical segment | Q1 19 | Q1 19 CC |
|---|---|---|
| North America | 1.9 | 2.0 |
| Europe | (0.9) | 2.1 |
| India | (7.8) | (4.1) |
| Rest of the world | 1.8 | 5.3 |

| Business Segment | Q1 19 | Q1 19 CC |
|---|---|---|
| Financial services[1] | (1.5) | (0.2) |
| Retail[2] | 5.0 | 6.4 |
| Communication[3] | (0.6) | 1.3 |
| Energy, Utilities, Resources & Services | 4.3 | 5.3 |
| Manufacturing | 1.0 | 2.5 |
| Hi Tech | 1.6 | 1.7 |
| Life Sciences[4] | (0.9) | 0.5 |
| Others[5] | 1.3 | 4.0 |

*During the quarter, the company has started reporting revenues from Business Segments compared to revenues from Client Industry that was being reported earlier*

*[1] Financial services include enterprises in Financial Services and Insurance*

*[2] Retail include enterprises in Retail, Consumer Packaged Goods and Logistics*

*[3] Communication include enterprises in Communication, Telecom OEM and Media*

*[4] Life Sciences include enterprises in Life Sciences and Health care*

*[5] Others include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in public services*

## Statement of Comprehensive Income for three months ended,

(As per IFRS)

*In US $ million, except per equity share data*

| Particulars | Jun 30, | | Growth % Q1 19 over Q1 18 | Mar 31, 2018 | Growth % Q1 19 over Q4 18 |
|---|---|---|---|---|---|
| | 2018 | 2017 | | | |
| **Revenues** | **2,831** | **2,651** | **6.8** | **2,805** | **0.9** |
| Cost of sales | 1,819 | 1,692 | 7.5 | 1,793 | 1.5 |
| **Gross Profit** | **1,012** | **959** | **5.5** | **1,012** | **0.0** |
| Operating Expenses: | | | | | |
| *Selling and marketing expenses* | 149 | 138 | 8.0 | 147 | 1.4 |
| *Administrative expenses* | 193 | 183 | 5.5 | 172 | 12.2 |
| **Total Operating Expenses** | **342** | **321** | **6.5** | **319** | **7.2** |
| **Operating Profit** | **670** | **638** | **5.1** | **693** | **(3.1)** |
| Other Income, net | 107 | 127 | (15.7) | 100 | 7.0 |
| Reduction in the fair value of Disposal Group held for sale[1] | (39) | - | - | (18) | 116.7 |
| Share in net profit/(loss) of associate, incl. impairment[2] | - | (11) | - | - | - |
| **Profit before income taxes** | **738** | **754** | **(2.1)** | **775** | **(4.8)** |
| Income tax expense | 204 | 213 | (4.2) | 204 | 0.0 |
| **Net Profit** | **534** | **541** | **(1.2)** | **571** | **(6.5)** |
| **Basic EPS ($)[1]** | **0.25** | **0.24** | **3.9** | **0.26** | **(6.5)** |
| **Diluted EPS ($)** | **0.25** | **0.24** | **3.9** | **0.26** | **(6.5)** |

## Statement of Comprehensive Income for three months

(As per IFRS)

*In ₹ crore, except per equity share data*

| Particulars | Jun 30, | | Growth % Q1 19 over Q1 18 | Mar 31, 2018 | Growth % Q1 19 over Q4 18 |
|---|---|---|---|---|---|
| | 2018 | 2017 | | | |
| **Revenues** | **19,128** | **17,078** | **12.0** | **18,083** | **5.8** |
| Cost of sales | 12,288 | 10,900 | 12.7 | 11,554 | 6.4 |
| **Gross Profit** | **6,840** | **6,178** | **10.7** | **6,529** | **4.8** |
| Operating Expenses: | | | | | |
| *Selling and marketing expenses* | 1,005 | 888 | 13.2 | 947 | 6.1 |

| | | | | | |
|---|---|---|---|---|---|
| *Administrative expenses* | 1,298 | 1,179 | 10.1 | 1,110 | 16.9 |
| **Total Operating Expenses** | **2,303** | **2,067** | **11.4** | **2,057** | **12.0** |
| **Operating Profit** | **4,537** | **4,111** | **10.4** | **4,472** | **1.5** |
| Other Income, net | 726 | 814 | (10.8) | 652 | 11.3 |
| Reduction in the fair value of Disposal Group held for sale[(1)] | (270) | - | - | (118) | 128.8 |
| Share in net profit/(loss) of associate, incl. impairment[(2)] | - | (71) | - | - | - |
| **Profit before income taxes** | **4,993** | **4,854** | **2.9** | **5,006** | **(0.3)** |
| Income tax expense | 1,381 | 1,371 | 0.7 | 1,316 | 4.9 |
| **Net Profit** | **3,612** | **3,483** | **3.7** | **3,690** | **(2.1)** |
| **Basic EPS (₹)[(1)]** | **16.62** | **15.24** | **9.1** | **16.98** | **(2.1)** |
| **Diluted EPS (₹)** | **16.60** | **15.23** | **9.0** | **16.97** | **(2.1)** |

*[(1)] In the quarter ended March 2018, on conclusion of a strategic review of the portfolio businesses, the Company had initiated identification and evaluation of potential buyers for its subsidiaries, Kallidus and Skava (together referred to as "Skava") and Panaya (collectively referred to as the "Disposal Group"). The Company anticipates completion of the sale by March 2019. On reclassification, assets and liabilities in respect of the Disposal Group had been reclassified as "held for sale" and measured at the lower of carrying amount and fair value less cost to sell. Consequently, a reduction in the fair value of Disposal Group held for sale amounting to $18 million (₹118 crore) in respect of Panaya had been recognized in the consolidated Profit and Loss for the quarter ended March 31, 2018.*

*During the three months ended June 30, 2018, on remeasurement, including consideration of progress in negotiations on offers from prospective buyers for Panaya, the Company has recorded a reduction in the fair value of disposal group held for sale amounting to $39 million (₹270 crore) in respect of Panaya. Consequently, profit for the three months ended June 30, 2018 has decreased by $39 million (₹270 crore) resulting in a decrease in Basic earnings per equity share by $0.02 (₹1.24) for the quarter ended June 30, 2018.*

*As of June 30, 2018, assets amounting to $273 million (₹1,867 crore) and liabilities amounting to $50 million (₹345 crore) in respect of the Disposal Group have been classified as "held for sale".*

*[(2)] During the quarter ended June 30, 2017, the Company has written down the entire carrying value of the investment in its associate DWA Nova LLC amounting to $11 million (₹71 crore).*